Exhibit 21.1

Subsidiaries of La Jolla Pharmaceutical Company

Name of Subsidiary	Jurisdiction
La Jolla Pharma, LLC	Delaware
Tetraphase Pharmaceuticals, Inc.	Delaware
La Jolla Pharmaceutical Holdings, LLC	Delaware
Tetraphase Pharma Securities, Inc.	Massachusetts
La Jolla Pharmaceutical Australia Pty Ltd	Australia
La Jolla Pharmaceutical I B.V.	Netherlands
La Jolla Pharmaceutical II B.V.	Netherlands
La Jolla Pharmaceutical III B.V.	Netherlands
Tetraphase Ireland Limited	Republic of Ireland